Exhibit 99.12

American Rebel Holdings, Inc. (NASDAQ: AREB) Announces Updated Structure of 218 3rd Avenue Transaction Company Reaffirms Commitment to Strategic Property Acquisition and Nashville Expansion

American Rebel Holdings, Inc. Acquires 30% of 218 LLC to Improve Stockholders Equity

Premier Nashville Property, owned by 218 LLC, to Anchor Corporate Headquarters and Expand American Rebel Beer Brand Presence Near Historic Broadway and Flagship Beverage Accounts

Nashville, TN, Sept. 15, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) American Rebel today issued an update regarding the structure of its previously announced transaction involving the property located at 218 3rd Avenue North, Nashville, Tennessee . The Company remains fully committed to acquiring the property, which is central to its long-term strategic and operational plans. While the transaction was initially structured as a direct real estate purchase, the Company has elected to acquire 100% of the membership interests in the limited liability company (LLC) that owns the building. This structure preserves the original valuation of $14.1 million and streamlines the closing process.

In addition to clarifying the transaction structure, American Rebel believes the acquisition of the LLC—whose sole asset is the 218 3rd Avenue building—will positively impact stockholder equity . The Company has acquired an initial 30% ownership interest in LLC through the issuance of 280,000 shares of Series D Convertible Preferred Stock , valued at $2.1 million . By leveraging preferred equity and structured payments, American Rebel is adding a high-value, cash-flow-positive asset to its balance sheet. This strategic move is intended to strengthen the Company’s equity position in alignment with Nasdaq requirements , while preserving flexibility and minimizing dilution. The Company views this transaction as accretive to long-term stockholder value.

218 LLC Transaction Analysis: Equity Impact

The acquisition of 218 LLC via the Membership Interest Purchase Agreement (MIPA) is structured to:

●	Preserve the $14.1M appraised value of the building as a balance sheet asset.

●	Avoid direct real estate purchase liabilities by acquiring the LLC that owns the asset.

●	Leverage equity instruments (Series D Convertible Preferred Stock) to fund the acquisition without immediate cash dilution.

●	Immediately improve stockholder equity through the issuance of $2.1 million in preferred equity tied to a tangible, cash-flow-positive asset.

American Rebel has acquired an initial 30% ownership interest in the LLC through the issuance of 280,000 shares of Series D Convertible Preferred Stock, valued at $2,100,000, is expected to strengthen the Company’s balance sheet and stockholder equity, supporting compliance with Nasdaq listing standards.

“This building isn’t just brick and mortar—it’s the future home of American Rebel,” said Andy Ross, CEO of American Rebel. “ We’re not just acquiring an interest in a LLC—we’re planting our flag in the heart of Nashville. This property, owned by the LLC, gives us the flexibility to execute our vision with precision: to build out a branded headquarters on the fourth floor and transform the existing short-term rentals into immersive showcases of America’s Patriotic Brand. Whether it’s business partners, new distributors, or future investors, we want every guest to walk away with the full American Rebel experience—and a cold American Rebel Light Beer in hand. This is more than a transaction—it’s a strategic leap forward, and we’re proud to do it in our own backyard.

This building will be a featured cornerstone of our brand and our future. Acquiring an interest in LLC that owns the property is a smart, efficient way to move forward. The asset remains the same, and this structure allows us to execute with greater flexibility while staying true to our original intent of leveraging this premier asset and improve stockholder equity .”

The building is currently and has been historically operating on a cash flow positive basis annually. The first floor, leased to the Black Rabbit restaurant and the second and third floors operate as high-end short-term rental (STR) units at 218 3rd Avenue North, each offering luxury accommodation and immersive Nashville experiences.

Black Rabbit: Nashville’s Hidden Gem with Historic Swagger Black Rabbit

Nestled in the heart of Printer’s Alley, just steps from Lower Broadway, Black Rabbit is a locally owned, high-end restaurant and cocktail bar that blends Prohibition-era charm with modern culinary firepower. Housed in a 134-year-old building once occupied by Jimmy Hoffa’s attorney, the space oozes character—and the menu delivers.

From wood-fired steaks and ember-roasted vegetables to their legendary Rabbit Spam Sliders, every dish is crafted with bold flavor and Southern soul. The bar boasts one of the largest bourbon collections in the city, and their award-winning happy hour draws a loyal crowd nightly.

Live music, cozy fireplaces, and a speakeasy vibe make Black Rabbit more than a restaurant—it’s a destination. With a long-term lease in place and a reputation for excellence, it’s a cornerstone of the 218 3rd Avenue property and a perfect complement to American Rebel’s brand experience. The Black Rabbitt has been named Best in the City, the 2022 Nashville Scene Writer’s Choice - Happy Hour and the 2024 Nashville Scene Writer’s Choice - Best Slider

The second and third floors operate as high-end short-term rental (STR) units at 218 3rd Avenue North, each offering luxury accommodation and immersive Nashville experiences:

The Writer’s Loft ( View Listing )

●	4 Bedrooms, 3.5 Bathrooms Sleeps 10 ~4,000 sq. ft.

●	Located in historic Printer’s Alley

●	Features: Pool table, soaking tub, cocktail bar downstairs, 5 smart TVs

●	Positioned for walkable access to Nashville’s nightlife and music scene

The Producer’s Loft ( View Listing )

●	4 Bedrooms, 4.5 Bathrooms Sleeps 10 ~4,000 sq. ft.

●	Full second-floor luxury loft with gourmet kitchen, shuffleboard, fireplaces

●	Historic charm meets upscale finishes

●	Ideal for hosting strategic partners and VIP guests

American Rebel intends to elevate the premium architectural design and layout of each short-term rental unit by thoughtfully integrating American Rebel branding that complements the existing aesthetic. These enhancements will create a seamless guest experience that subtly encourages visitors to seek out American Rebel Light Beer while exploring Nashville.

The Company plans to position these STRs as branded lifestyle destinations— hosting strategic investors, business development contacts, and beverage distribution partners . Each stay will offer a curated, immersive experience of America’s Patriotic Brand , right in the heart of Music City.

The Company also intends to build out the fourth floor of the property as its Nashville-based Corporate Headquarters , located just blocks from the city’s iconic Lower Broadway. The neighborhood features several American Rebel accounts and high-profile venues including:

●	Kid Rock’s Big Ass Honky Tonk and Steakhouse

●	Rippy’s

●	Tootsies Orchid Lounge

●	Doc Holliday’s

●	Honky Tonk Central

●	Detroit Cowboy

●	Nashville Palace

●	Scoreboards

●	John Daly’s

●	Losers Bar & Grill

These venues represent a vibrant and influential network of American Rebel’s brand partners and distribution channels, reinforcing the strategic importance of the 218 3rd Avenue property as both a revenue-generating asset and a hospitality-driven business development hub.

The Company filed a Form 8-K with the U.S. Securities and Exchange Commission on September 15, 2025 , to clarify the transaction mechanics. The filing does not reflect a change in direction or valuation, but rather a refinement in how the transaction will be executed.

This transaction structure was further detailed in the Company’s September 15, 2025, PRE 14C filing with the SEC, which outlines the shift from a direct real estate purchase to a membership interest acquisition in 218 LLC. The filing confirms that the building remains the sole asset of the LLC and that the Company intends to acquire 100% of the membership interests over time. The PRE 14C also highlights the equity-based funding structure and its anticipated impact on stockholder value.

American Rebel continues to advance its operational footprint in Nashville and views the acquisition of 218 3rd Avenue North as a strategic milestone in its growth trajectory.

About American Rebel Holdings, Inc.

American Rebel - America’s Patriotic Brand ( www.americanrebel.com ) began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the launch of American Rebel Light Beer, the company has entered the beverage market to overwhelming success.

Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

American Rebel Holdings, Inc. Investor Relations

ir@americanrebel.com

About American Rebel Light Beer

Based in Nashville, TN. American Rebel Light Beer is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi and now, Minnesota.

For more information about the launch events and the availability of American Rebel Beer, please visit American Rebel Beer or follow us on social media platforms @AmericanRebelBeer.

Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Inquiries

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our continued sponsorship of high-profile events, success and availability of promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025.

With respect to the acquisition of membership interests in the LLC that owns the property located at 218 3rd Avenue North, Nashville, Tennessee, investors should note that American Rebel is purchasing and intends to continue purchasing minority interests in the LLC. The Company does not control the daily operations of the short-term rental units or the restaurant tenant, and future performance of these assets is not guaranteed. Market conditions—including tourism, hospitality demand, and local economic factors—may vary significantly and could materially impact the revenue generated from the building’s operations.

Furthermore, the transaction includes payment obligations at maturity, and in the event of uncured defaults, ownership of the LLC could revert to the seller. These risks may affect the Company’s ability to realize the anticipated strategic and financial benefits of the transaction.

Additionally, while several prominent Nashville venues—including those identified in this release—have carried and are expected to continue carrying American Rebel Light Beer, there is no guarantee that they will continue to do so. Changes in consumer demand, distributor relationships, or venue operations could impact future placement and sales.

Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contact:

Investor Relations

American Rebel Holdings, Inc.

ir@americanrebel.com